Securities and Exchange Commission
                              Washington, DC 20549


                                   Schedule TO
               Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)


                  Advanced Remote Communication Solutions, Inc.
                       (Name of Subject Company (issuer))

                  Advanced Remote Communication Solutions, Inc.
                       (Names of Filing Persons (offeror))

                            Series B Preferred Stock
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                  Brandon Nixon
               Chairman of the Board, President and Chief Executive Officer
                  Advanced Remote Communication Solutions, Inc.
                           10675 Sorrento Valley Road
                           San Diego, California 92121
                                 (858) 450-7600

  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of filing persons)



                            Calculation of Filing Fee


                        Transaction valuation $1,170,833
                          Amount of Filing Fee $107.72*


The aggregate principal amount of the Series B Preferred Stock of Advanced Remote Communication Solutions, Inc. sought for exchange equals $3,512,500. Advanced Remote Communication Solutions, Inc. has an accumulated capital deficit and thus pursuant to Rule 0-11(a)(4) of the Exchange Act, the transaction value for purposes of calculating the filing fee is $1,170,833.

* Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  Not Applicable

Form or Registration No.:  Not Applicable

Filing Party:  Not Applicable

DATE FILED:  Not Applicable


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


This Amendment No. 2 to Tender Offer Statement on Schedule TO further amends and supplements the Tender Offer Statement (the "Schedule TO") originally filed by Advanced Remote Communication Solutions, Inc., a California corporation (the "Company"), on June 27, 2002, as amended on July 19, 2002, relating to the offer by the Company to exchange shares of its Series C-3 Preferred Stock for issued and outstanding shares of its Series B Preferred Stock, under the terms and conditions set forth in the Offering Statement for Series C Preferred Stock dated June 27, 2002 along with the Offering Statement Supplement dated July 19, 2002.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The tender offer expired at 5:00 p.m., Eastern time, on July 26, 2002. The Company accepted all 320 shares of the Company's Series B Preferred Stock tendered for exchange and issued and delivered 1,059.20 shares of its Series C-3 Preferred Stock to the holders of Series B Preferred Stock who tendered shares of Series B Preferred Stock for exchange.




                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Advanced Remote Communication Solutions, Inc.


                                  By:
                                  /s/ Brandon Nixon
                                  ----------------------------------
                                  Name: Brandon Nixon
                                  Title:     Chairman of the Board, President
                                             and Chief Executive Officer

                                  Date: August 27, 2002